UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number: 000-51236

DEVONSHIRE RESOURCES LTD.
(Translation of registrant's name into English)

Suite 1500 - 701 West Georgia Street
Vancouver, British Columbia Canada V7Y 1K8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F     [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]     No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Certificate of Name Change

99.2	Notice of Annual General Meeting

99.3
Report Pursuant to Section 176 of the Securities Act (Alberta) Section 111 of the Securities Act (British Columbia) Section 101 of the Securitites Act (Ontario) and Pursuant to National Insturment 62-103

99.4	Press Release dated November 27, 2007

99.5	Interim Financial Statements for the Three Month Period Ended September 30, 2007 and 2006

99.6	Management Discussion and Analysis for the Quarter Ended September 30, 2007

99.7	Form 52-109F2 - Certification of Interim Filings - CEO

99.8	Form 52-109F2 - Certification of Interim Filings - CFO

99.9	News Release dated December 11, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ripple Lake Diamonds Inc.
(Registrant)

Date: December 18, 2007	By:	/s/ Ming Wong

Ming Wong
	Title:	Chief Financial Officer